09041726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2008** (MM/DD/YY) AND ENDING **03/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities USA Inc.)**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Akihide Hirao **(212) 705-0882**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.**CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Francis Moriarty**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Bridgeford Group, Inc.**, as of **March 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ANNUNZIATA
Notary Public, State of New Jersey
No. 2315563
Commission Expires June 3, 09

Signature

Financial & Operational Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Bridgeford Group, Inc.

(A Wholly-Owned Subsidiary of Mizuho Securities USA Inc.)

Statement of Financial Condition

March 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
The Bridgeford Group, Inc.

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (the "Company") as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Bridgeford Group, Inc. at March 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 29, 2009

The Bridgeford Group, Inc.

(A Wholly-Owned Subsidiary of Mizuho Securities USA Inc.)

Statement of Financial Condition

March 31, 2009

Assets	
Cash and cash equivalents	$ 23,497,450
Fees receivable	422,180
Premises and equipment, net	166,212
Other assets	445,434
Total assets	$ 24,531,276
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 1,115,274
Other liabilities	100,612
Total liabilities	1,215,886
Stockholder's equity	23,315,390
Total liabilities and stockholder's equity	$ 24,531,276

The accompanying notes are an integral part of this statement of financial condition.

1. General

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities USA Inc. ("MSUSA"). MSUSA is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), with the remaining interest owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), with the remaining interest owned by Norinchukin Bank ("NB"). MHFG is a holding company listed on the Tokyo, Osaka and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients.

The Company is a registered broker-dealer under the rules and regulations administered by the Securities and Exchange Commission ("SEC"). The Company engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition, and similar transactions.

The Company was formerly a wholly-owned subsidiary of MHSC. On June 25, 2008, MHSC contributed the Company to MSUSA as a capital contribution, in which the Company became a wholly-owned subsidiary of MSUSA. This transaction did not impact the Company's statement of financial condition.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be liquid investments with initial maturities of three months or less. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments are carried at fair value or at amounts which approximate fair value. Assets and liabilities including, receivables, and payables are carried at cost or contracted amounts, which approximate fair value.

Securities Owned

Securities transactions are recorded on a trade date basis and are recorded at fair value. The Company did not own any securities at March 31, 2009.

Premises and Equipment

Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the double-declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the double-declining balance method.

Translation of Foreign Currencies

The Company accounts for its transactions denominated in foreign currencies in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation*" ("SFAS 52"). Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "*Accounting for Income Taxes*." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws.

The Company accounts for uncertain tax provisions under FIN No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*", ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain tax positions. The Company's policy is to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Effective April 1, 2008, the Company adopted the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value by creating a hierarchy of fair value measurements based on the quality of inputs used to measure fair value, distinguishing market data between observable independent market inputs and unobservable market assumptions by the reporting entity, and further expands required disclosures about such fair value measurements. SFAS 157 applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value and does not expand the use of fair value to any new circumstances. The adoption of SFAS 157 did not have a material impact on the Company's financial statements.

SFAS 157 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs.

Level 3 — Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement.

The Company did not have any material assets or liabilities measured at fair value at March 31, 2009. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year.

In October 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standards ("FAS") No. 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157, "Fair Value Measurements," in a market that is not active. FSP FAS 157-3 clarifies how available observable inputs, or when observable inputs do not exist, a reporting entity's internal

2. Summary of Significant Accounting Policies (continued)

assumptions about future cash flows and risk-adjusted discount rates, should be considered when measuring fair value. It also addresses how the use of market quotes, should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The adoption of FSP FAS 157-3 did not have a material effect on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides a fair value option that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis. The Company has made no fair value elections under SFAS 159.

3. Premises and Equipment

Premises and equipment consist of the following as of March 31, 2009:

Furniture and fixtures	$ 55,975
Computers and telephones	88,483
Leasehold improvements	159,697
	304,155
Less accumulated depreciation and amortization	(137,943)
Premises and equipment – net	$ 166,212

4. Income Taxes

At March 31, 2009 the Company has a gross Federal deferred tax asset ("DTA") of $2,377,847 and a state and local DTA of $324,837. The DTA is primarily attributable to the Company's net operating loss ("NOL") carryforward and alternative minimum tax ("AMT") credit carryforward. The Company has recorded a valuation allowance against the entire DTA because, in the opinion of management, it is more likely than not that the benefit resulting from the asset will not be realized.

The federal deferred tax provision is primarily attributable to the expiration of a portion of the Company's NOL carry forwards. Both the federal deferred tax provision and the state and local deferred tax benefit are fully offset by changes in the valuation allowance.

The Company has a federal tax NOL carryforward of $6,797,666, which begins to expire after March 31, 2009. The Company also has a state NOL carryforward of $3,556,349, which will begin to expire after March 31, 2024.

4. Income Taxes (continued)

The Company has established a DTA to reflect the future tax benefit resulting from an AMT credit carry-forward of $75,154. A valuation allowance was established with respect to this asset since, in management's opinion, it is more likely than not that no benefit will be realized from this asset. The AMT credit may be carried forward indefinitely.

As of March 31, 2009, management does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's returns for tax years ending March 31, 2006 through March 31, 2008 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's financial statements.

The Company has no unrecognized tax benefits or associated interest and penalties at March 31, 2009.

5. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

During the year, the Company withdrew interest-bearing deposits plus accrued interest of $1,061,395 from MHCB – Cayman Branch. Included in other assets at March 31, 2009 is a receivable from MHSC in the amount of $112,168 related to an expense reimbursement.

6. Commitments and Contingencies

The Company signed a long-term office lease agreement for the period November 1, 2007 through November 30, 2017. The minimum lease obligation at March 31, 2009 is as follows:

Year ending March 31:	Minimum Annual Rental
2010	$ 335,350
2011	335,350
2012	335,350
2013	341,233
2014	349,470
Thereafter	1,281,390
	$ 2,978,143

7. Net Capital Requirement

Pursuant to the Uniform Net Capital Rule (the "Rule 15c3-1") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2009, the Company had net capital of $22,281,564, which was $22,200,505 in excess of minimum net capital requirements of $81,059. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

The Bridgeford Group, Inc. (A wholly-owned subsidiary of Mizuho Securities USA Inc.)

March 31, 2009
with Report of Independent Registered Public Accounting Firm